EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Quarterly Report of Stage Stores, Inc. (the "Company") on Form 10-Q for the quarter ended May 2, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Andrew T. Hall and Edward J. Record, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 5, 2009   /s/ Andrew T. Hall
                                                        Andrew T. Hall
                                                        Chief Executive Officer

                                                        /s/ Edward J. Record
                                                        Edward J. Record
                                                        Chief Financial Officer